EXHIBIT 99.5
                                                                   ------------


                              [GRAPHIC OMITTED --
                         RODMAN & RENSHAW LETTERHEAD]



                                                                    May 3, 2007
CONFIDENTIAL

Chris Waddick
Chief Operating Officer and Chief Financial Officer
Vasogen Inc.
2155 Dunwin Drive, Suite 10
Mississauga, ON L5L 4M1
Canada

Dear Mr. Waddick:

     This letter (the "AGREEMENT") constitutes the agreement between Rodman & Renshaw, LLC ("R&R") and JMP Securities LLC ("JMP") and collectively the "PLACEMENT AGENTS") and Vasogen Inc. (the "COMPANY"), that the Placement Agents shall serve as the exclusive placement agents for the Company, on a "reasonable best efforts" basis, in connection with the proposed placement of up to $20,000,000 (the "PLACEMENT") of registered securities (the "SECURITIES") of the Company, including shares (the "SHARES") in the capital of the Company's
Shares (the "COMMON SHARES") and warrants to purchase Common Shares, if required to complete the Placement. The terms of such Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a "PURCHASER" and collectively, the "PURCHASERS") and nothing herein constitutes that the Placement Agents, or either of them, would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement shall be collectively referred to herein as the "TRANSACTION DOCUMENTS." The date of the closing of the Placement shall be referred to herein as the "CLOSING DATE." The Company expressly acknowledges and agrees that the Placement Agents' obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by either Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of either Placement Agent with respect to securing any other financing on behalf of the Company.

SECTION 1.   COMPENSATION AND OTHER FEES.

     As compensation for the services provided by the Placement Agents hereunder, the Company agrees to pay to the Placement Agents collectively:

     The fees set forth below with respect to the Placement:

     a) A cash fee payable immediately upon the closing of the Placement equal to 6.25% of the aggregate gross proceeds raised in the Placement, such aggregate percent to be allocated 5% to R&R and 1.25% to JMP; and

     b) Warrants to purchase Common Shares equal to 6% of the aggregate number of Shares sold in the Placement plus any Shares underlying any convertible Securities or units sold in the Placement, but excluding warrants, if any, issued to Purchasers in connection with the Placement; such aggregate percent to be allocated 5% to R&R and 1% to

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Page 2


     JMP. Such warrants shall have the same terms as the warrants (if any) issued to the Purchasers in the Placement except that such warrants shall have term of 3 years, have an exercise price of 120% of the volume weighted average price on the Nasdaq Capital Market on the day on which the Placement is priced and shall not be transferable except as permitted by NASD Rule 2710(g)(1).

     (B) The Company also agrees to reimburse the Placement Agents' combined expenses (with supporting invoices/receipts), up to a maximum of $20,000. Such reimbursement shall be payable immediately upon (but only in the event of) the closing of the Placement.

SECTION 2.   REGISTRATION STATEMENT.

The Company represents and warrants to, and agrees with, the Placement Agents that:

     (A) The Company has filed with the US Securities and Exchange Commission (the "COMMISSION") a registration statement on Form F-10 (Registration File No.333-130578) under the Securities Act of 1933, as amended (the "SECURITIES ACT"), which became effective on January 5, 2006, for the registration under the Securities Act of the Securities. At the time of such filing, the Company met the requirements of Form F-10 under the Securities Act. Such registration statement meets the requirements set forth in Form F-10 under the Securities Act. The Company will file with the Commission pursuant to General Instruction II.L of Form F-10, and the rules and regulations (the "RULES AND REGULATIONS") of the Commission promulgated under the Securities Act, a supplement to the form of prospectus included in such registration statement relating to the placement of the Shares and the plan of distribution thereof and has advised the Placement Agent of all further information (financial and other) with respect to the Company required to be set forth therein. Such registration statement, including the exhibits thereto, as amended at the date of this Agreement, is hereinafter called the "REGISTRATION STATEMENT"; such prospectus in the form in which it appears in the Registration Statement is hereinafter called the "BASE PROSPECTUS"; and the supplemented form of prospectus, in the form in which it will be filed with the Commission pursuant to General Instruction II.L of Form F-10 (including the Base Prospectus as so supplemented) is hereinafter called the "PROSPECTUS SUPPLEMENT." Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein (the "INCORPORATED DOCUMENTS") pursuant to
Item 4 of Form F-10 which were filed under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), on or before the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is "contained," "included," "described," "referenced," "set forth" or "stated" in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be. No stop order suspending the effectiveness of the Registration Statement or the use of the Base Prospectus or the Prospectus Supplement has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company's knowledge, is threatened by the Commission.

     (B) The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the

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Page 3


Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Base Prospectus and the Prospectus Supplement, each as of its respective date, comply or will comply in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Base Prospectus and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Canadian securities laws, rules and regulations, and none of such documents, when they were filed with the Ontario Securities Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Base Prospectus or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Base Prospectus or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, which have not been or will not be described or filed as required.

     (C) The Company will as promptly as practicable deliver, to the Placement Agents complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Base Prospectus and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as either Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Common Shares other than the Base Prospectus, the Prospectus Supplement, the Registration Statement, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

SECTION 3. REPRESENTATIONS AND WARRANTIES. Except as set forth under the corresponding section of the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof, the Company hereby makes the representations and warranties set forth below to the Placement Agents.

     (A) ORGANIZATION AND QUALIFICATION. All of the direct and indirect subsidiaries (individually, a "SUBSIDIARY") of the Company are set forth on
Schedule 3(A). The Company owns, directly or indirectly, all of the capital shares or other equity interests of each Subsidiary free and clear of any "LIENS" (which for purposes of this Agreement shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction), and all the issued and outstanding shares of capital Shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. The Company and each of the Subsidiaries is an entity duly incorporated or

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otherwise  organized,  validly  existing  and, in the case of the  Company,  in compliance with the applicable laws of Canada regarding its incorporation, and in the case of the Subsidiaries, in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its
respective   certificate  or  articles  of   incorporation,   bylaws  or  other
organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in compliance or good standing, as applicable, as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "MATERIAL ADVERSE EFFECT") and no "PROCEEDING" (which
for  purposes  of  this  Agreement   shall  mean  any  action,   claim,   suit,
investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

     (B) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its shareholders in connection therewith other than in connection with the "REQUIRED APPROVALS" (as defined in subsection 3(D) below). Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     (C) NO CONFLICTS. Subject to compliance with the terms of the warrants (the "2005 WARRANTS") issued in connection with the convertible notes (the "NOTES") issued on October 7, 2005 by Vasogen Ireland Limited, a wholly owned subsidiary of the Company, the execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Securities and the consummation by the Company of the other transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals (as defined below), conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including applicable Canadian and US securities laws and regulations), or by

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which  any  property  or  asset  of the  Company  or a  Subsidiary  is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

     (D) FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other "PERSON" (defined as an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind, including, without limitation, any Trading Market (as defined below)) in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings or consents as are required to be made or obtained under applicable US and Canadian securities laws, including notification to the Toronto Stock Exchange (collectively, the "REQUIRED APPROVALS").

     (E) ISSUANCE OF THE SECURITIES; REGISTRATION. The Securities will be duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Company has reserved or will have reserved prior to Closing, from its duly authorized capital the maximum number of shares of Common Shares issuable pursuant to the Transaction Documents. The issuance by the Company of the Securities will have been registered under the Securities Act and all of the Securities will be freely tradable by the Purchasers without restriction, subject to compliance with the "control block distribution" of National Instrument 45-106--Prospectus and Registration Exemptions and trading by Affiliates (as defined in Paragraph 3(H)) of the Company (other than any restrictions arising solely from an act or omission of a Purchaser). The Securities are being issued pursuant to the Registration Statement. The Registration Statement is effective and available for the issuance of the Securities thereunder and the Company has not received any notice that the Commission has issued or intends to issue a stop-order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so. The "Plan of Distribution" section under the Registration Statement permits the issuance and sale of the Securities hereunder. Upon receipt of the Securities, the Purchasers will have good and marketable title to such Securities and, as of the Closing Date, the Securities will be freely tradable on the "TRADING MARKET" (which, for purposes of this Agreement shall mean the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market or the Toronto Stock Exchange).

     (F) CAPITALIZATION. The capitalization of the Company is as set forth on Schedule 3(F). The Company has not issued any Common Shares since its most recent periodic report filed with the Ontario Securities Commission, other than pursuant to the exercise of employee stock options under the Company's stock option plans, the issuance of Common Shares to former directors under the Company's Directors' Share Unit Plan and pursuant to the conversion or exercise of securities exercisable, exchangeable or convertible into Common Shares ("COMMON SHARE EQUIVALENTS"). No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities, and as described in Schedule 3(F), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents. Subject to compliance with 2005 Warrants, the issuance and sale of the Securities will not obligate the Company to issue shares of Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company

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securities  to adjust the exercise,  conversion,  exchange or reset price under such securities. All of the outstanding Common Shares of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all applicable US and Canadian securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Subject to obtaining Required Approvals, no further approval or authorization of any Shareholder, the Board of Directors of the Company or others will be required for the issuance and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company's Common Shares to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

     (G) SEC REPORTS; FINANCIAL STATEMENTS. The Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC REPORTS") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

     (H) MATERIAL CHANGES; UNDISCLOSED EVENTS, LIABILITIES OR DEVELOPMENTS. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its Shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its Shares and (v) the Company has not issued any equity securities to any officer, director or "Affiliate" (defined as any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act), except pursuant to existing Company Shares option plans and Directors' Share Unit Plan. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Schedule 3(H), no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would

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be required to be disclosed by the Company under applicable  securities laws at the time this representation is made that has not been publicly disclosed 1 Trading Day prior to the date that this representation is made.

     (I) LITIGATION. There is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "ACTION") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under applicable Canadian and US securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. None of the Company's or its Subsidiaries' employees is a member of a union that relates to such employee's relationship with the Company, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (J) LABOR RELATIONS. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.

     (K) COMPLIANCE. Subject to bona fide disputes on contracts entered into in the ordinary course of business, neither the Company nor any Subsidiary
(i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not reasonably be expected to have a Material Adverse Effect.

     (L) REGULATORY PERMITS. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not have or reasonably be expected to result in a Material Adverse Effect ("MATERIAL PERMITS"), and neither the Company nor any

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Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

     (M) TITLE TO ASSETS. The Company and the Subsidiaries do not own any real property and the Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance.

     (N) PATENTS AND TRADEMARKS. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other similar intellectual property rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the "INTELLECTUAL PROPERTY RIGHTS"). Neither the Company nor any Subsidiary has received a notice (written or otherwise) that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (O) INSURANCE. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. To the best knowledge of the Company, such insurance contracts and policies are accurate and complete. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

     (P) TRANSACTIONS WITH AFFILIATES AND EMPLOYEES. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and
(iii) for other employee benefits, including Shares option agreements under any stock option plan of the Company.

     (Q) SARBANES-OXLEY. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the date hereof and will be as of the closing date of the Placement.

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     (R)     CERTAIN FEES. Except as otherwise  provided in this Agreement,  no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

     (S) TRADING MARKET RULES. Subject to acceptance of notice of the Placement by the Toronto Stock Exchange, the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

     (T) INVESTMENT COMPANY. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

     (U) REGISTRATION RIGHTS. Except as provided under the Registration Rights Agreement dated October 7, 2005 as regards the 2005 Warrants, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

     (V) LISTING AND MAINTENANCE REQUIREMENTS. The Company's Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as publicly disclosed, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Except as publicly disclosed, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

     (W) APPLICATION OF TAKEOVER PROTECTIONS. As of the Closing Date, the Company and its Board of Directors will have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's Certificate of Incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the Securities and the Purchasers' ownership of the Securities.

     (X) SOLVENCY. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the Company's fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company's assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its

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Vasogen, Inc.
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Page 10


debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). Subject to the risks disclosed in the SEC reports, the Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The SEC Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, "INDEBTEDNESS" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

     (Y) TAX STATUS. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, local and foreign tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

     (Z) FOREIGN CORRUPT PRACTICES. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to
foreign  political  activity,   (ii)  made  any  unlawful  payment  to  foreign
government officials or employees or to any foreign political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the United States Foreign Corrupt Practices Act of 1977, as amended.

     (AA) ACCOUNTANTS. The Company's accountants are set forth on Schedule 3(AA) of the Disclosure Schedule. To the knowledge of the Company, such accountants, who the Company expects will express their opinion with respect to the financial statements to be included in the Company's next Annual Report on Form 20F or 40F, are a registered public accounting firm as required by the Securities Act.

     (BB) REGULATION M COMPLIANCE. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities (other than for the placement agent's placement of the Securities), or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

     (CC) APPROVALS. Subject to compliance with the requirements of the Toronto Stock Exchange, the issuance and listing on the Nasdaq of the Shares issuable pursuant to the Placement requires no further approvals, including but not limited to, the approval of shareholders.

     (DD) NASD AFFILIATIONS. There are no affiliations with any NASD member firm among the Company's officers, directors or, to the knowledge of the Company, any five percent (5%) or greater shareholder of the Company, except as set forth in the Base Prospectus.

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Vasogen, Inc.
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     (EE)    ADDITIONAL SALES OF SECURITIES. The Company will not, for a period of six (6) months following the final closing of the Placement, offer for sale or sell any Securities unless, in the opinion of the Company's counsel, such offer or sale does not jeopardize the availability of the exemption from the registration requirements of the Securities Act or the registration or qualification requirements of any state or foreign securities or blue sky laws and regulations with respect to the Placement, to the extent any such exemption has been relied upon.

SECTION 4. INDEMNIFICATION. The Company and the Placement Agents agree to the indemnification and other agreements set forth in the Indemnification Provisions (the "INDEMNIFICATION") attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agents' engagement hereunder will be for the period of 60 days. The engagement may be terminated by either the Company or the Placement Agents at any time upon 10 days' written notice. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, the Company's obligations to pay fees and reimburse expenses and the Company's representations and warranties contained herein as of the date made, where the Placement has been concluded, and the Company's obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement..

SECTION 6. CONFIDENTIALITY. Each Placement Agent agrees not to use any confidential information concerning the Company provided to it by the Company for any purposes other than those contemplated under this Agreement, provided, however, such confidential information shall not include any information (i) already in our possession on a non-confidential basis prior to the date of its disclosure to us by you, (ii) generally available to the public, or (iii) which becomes available to us on a non-confidential basis from a third party who is not bound by a confidentiality obligation with respect to such information; and provided further that that such confidential information may be disclosed (a) to the Placement Agents' officers, members, employees, agents, advisors and representatives in connection with this Agreement who shall be informed of the confidential nature of the information, (b) to any person with the Company's written consent including to any prospective purchasers in an Placement, or (c) if, upon the advice of counsel, the Placement Agents are compelled to disclose such information. The Company agrees that any information or advice rendered by either Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the applicable Placement Agent's prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that each Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of either Placement Agent hereunder, all of which are hereby expressly waived, except for a duty to act in good faith.

SECTION 8. AUTHORITY OF THE REPRESENTATIVE. JMP consents and agrees that R&R will act as Representative of the Placement Agents under this Agreement and with respect to the sale of the Securities. Accordingly, JMP authorizes R&R to manage the Placement and the sale of the Securities and to take such action in connection therewith as R&R in its sole discretion deems appropriate or desirable, taking into account that the offering of the Securities will be in the form of a best efforts placement and not a firm commitment underwriting.

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Page 12


JMP agrees that any action taken under this Agreement by the Representative shall be binding upon all of the Placement Agents.

SECTION 9. OTHER ACTIVITIES. The Company understands and acknowledges that the Placement Agents are full service securities firms and may from time to time provide financial advice to other entities in the same or other industries as the Company or to potential investors in the Placement. The Company hereby acknowledges and agrees to waive the potential conflicts of interest that may be deemed to arise from such relationships, provided that the Placement Agents shall continue to have a duty to act in good faith in respect of the Company.

SECTION 10. PUBLICITY. The Company agrees that the Placement Agents have the right to publicize the involvement in a transaction and place "tombstones" at such Placement Agents' expense describing the services hereunder. If one or both of the Placement Agents request, the Company will include a mutually acceptable reference to the Placement Agents in the press release or other public announcement by the Company regarding the transaction.

SECTION 11. CLOSING. The obligations of the Placement Agents and the Purchasers, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

     (A) No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Base Prospectus or the Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agents. Any filings required to be made by the Company in connection with the Registration Statement, the Base Prospectus or the Prospectus Supplement shall have been timely filed with the Commission.

     (B) The Placement Agents shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement, the Base Prospectus or the Prospectus Supplement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Placement Agents, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading.

     (C) All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Base Prospectus and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agents, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

     (D) The Placement Agents shall have received from outside counsel to the Company such counsel's written opinion, addressed to the Placement Agents and the Purchasers dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent, which opinion shall include a "10b-5" representation from such counsel in the form attached as Addendum B.

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Page 13


     (E) (i) Neither the Company nor any of its Subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Base Prospectus, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Base Prospectus and (ii) except for repayment of debt under the Notes and related Common Share issuances, the appointment of a new CEO, the share consolidation effective April 17, 2007 and the completion of a license and distribution agreement with Grupo Ferrer International, S.A., since the date of the latest audited financial statements included or incorporated by reference in the Base Prospectus there shall not have been any change in the share capital or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, shareholders' equity, results of operations or prospects of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Base Prospectus, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agents, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus and the Prospectus Supplement.

     (F) The Common Shares are registered under the Exchange Act and, as of the Closing Date, the Shares issuable pursuant to the Placement shall be listed and admitted and authorized for trading on Nasdaq, and satisfactory evidence of such actions shall have been provided to the Placement Agents. Except as publicly disclosed, the Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the NASDAQ Capital Market or the Toronto Stock Exchange nor has the Company received any information suggesting that the Commission or Nasdaq is contemplating terminating such registration or listing.

     (G) Subsequent to the execution and delivery of this Agreement, there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the Nasdaq Global Market, the NASDAQ Capital Market or the American Stock Exchange or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum or maximum prices or maximum ranges for prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, (iii) the United States shall have become engaged in hostilities in which it is not currently engaged, the subject of an act of terrorism, there shall have been an escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iv) there shall have occurred any other calamity or crisis or any change in general economic, political or financial conditions in the United States or elsewhere, if the effect of any such event in clause (iii) or (iv) makes it, in the sole judgment of the Placement Agents, impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus and the Prospectus Supplement.

     (H) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

Vasogen, Inc.
5/3/2007
Page 14


     (I) The Company shall have prepared and filed with the Commission a Current Report on Form 6-K with respect to the Placement, including as an exhibit thereto this Agreement.

     (J) The Company shall have entered into subscription agreements with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations and warranties of the Company as agreed between the Company and the Purchasers.

     (K) The NASD shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agents, make or authorize Placement Agent's counsel to make on the Company's behalf, an Issuer Filing with the NASDR, Inc. Corporate Financing Department pursuant to NASD Rule 2710 with respect to the Registration Statement and pay all filing fees required in connection therewith.

     (L) Prior to the Closing Date, the Company shall have furnished to the Placement Agents such further information, certificates and documents as the Placement Agents may reasonably request.

      All  opinions,  letters,  evidence and  certificates  mentioned  above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agent.

SECTION 12. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 13. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be assigned, amended or otherwise modified or waived except by an instrument in writing signed by both Placement Agents and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery and/or exercise of the Securities, as applicable. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both

Vasogen, Inc.
5/3/2007
Page 15


parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

SECTION 14. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day,
(c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

Vasogen, Inc.
5/3/2007
Page 16


Please confirm that the foregoing correctly sets forth our agreement by signing and returning to R&R the enclosed copy of this Agreement.

Very truly yours,

RODMAN & RENSHAW, LLC                          JMP SECURITIES LLC.

         By: /s/ Thomas G. Pinou               By:/s/ Carter Mack
             ------------------------              ---------------------------
         Name:  Thomas G. Pinou                Name:  Carter Mack
         Title: Chief Financial Officer        Title: Co-President & Director
                                                      of Investment Banking


ADDRESS FOR NOTICE:                            ADDRESS FOR NOTICE:
-------------------                            ------------------
1270 Avenue of the Americas, 16th Floor        600 Montgomery Street
New York, NY, 10020    Suite 1100
                                               San Francisco, CA 94111
                                               Telephone: (415) 835-8900
                                               Fax: (415) 835-8910




Accepted and Agreed to as of
the date first written above:

VASOGEN INC.

By: /s/ Jacqueline Le Saux
    ----------------------------
    Name:  Jacqueline Le Saux
    Title: V.P., Corporate and
           Legal Affairs


ADDRESS FOR NOTICE:

                              [GRAPHIC OMITTED --
                         RODMAN & RENSHAW LETTERHEAD]


                                   ADDENDUM A

                           INDEMNIFICATION PROVISIONS

         In connection with the engagement of Rodman & Renshaw, LLC ("R&R") and JMP Securities LLC ("JMP") by Vasogen Inc. (the "COMPANY") pursuant to a letter agreement dated May 2, 2007, between the Company, R&R and JMP, as it may be amended from time to time in writing (the "AGREEMENT"), the Company, R & R and JMP (collectively the "Placement Agents"), hereby agree as follows:

1. To the extent permitted by law, the Company will indemnify each Placement Agent and their respective affiliates, shareholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from such Placement Agent's willful misconduct or gross negligence in performing the services described in the Agreement. In no event will any Placement Agent be liable or obligated in any manner for any consequential, exemplary or punitive damages or lost profits arising out of the Agreement or any services provided thereunder and the Company agrees not to seek or claim any such damages or lost profits in any circumstances.

2. Promptly after receipt by a Placement Agent of notice of any claim or the commencement of any action or proceeding with respect to which such Placement Agent is entitled to indemnity hereunder, such Placement Agent will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to such Placement Agent or Placement Agents and will pay the reasonable fees and expenses of such counsel provided, however, that any Placement Agent may at its own expense retain separate counsel to participate in such defense. The failure to notify the Company shall not relieve the Company from any obligation hereunder unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses. Notwithstanding the preceding sentence, the Placement Agents will be entitled to employ one counsel separate from counsel for the Company and from any other party in such action if (i) counsel for the Placement Agent(s) reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agent(s), (ii) there are or may be legal defenses available to such Placement Agent(s) or to other Placement Agent(s) that are different from or additional to those available to us, or (iii) a conflict may arise between the positions of the Placement Agent(s) and the Company in conducting the defense of any such action that would make such separate representation advisable. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of any affected Placement Agent, which will not be unreasonably withheld.

3. The Company agrees to notify the Placement Agents promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by the Agreement.

4. If for any reason the foregoing indemnity is unavailable to the affected Placement Agent(s) or insufficient to hold the affected Placement Agent(s) harmless, then the Company shall contribute to the amount paid or payable by the Placement Agents as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the respective Placement Agent(s) on the other, but also the relative fault of the Company on the one hand and the Placement Agents on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any reasonable legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, each Placement Agent's share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by such Placement Agent under the Agreement (excluding any amounts received as reimbursement of expenses incurred by such Placement Agent).

5. The rights accorded to the Placement Agent(s) hereunder shall be in addition to any rights that any Placement Agent(s) may have at common law, by separate agreement or otherwise. If any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this agreement, which shall remain in full force and effect. Each Placement Agent is an intended beneficiary hereunder. The foregoing Indemnification Agreement shall remain in effect indefinitely notwithstanding any expiration or termination of the Agreement.

6. These Indemnification Provisions shall remain in full force and effect whether or not the transaction contemplated by the Agreement is completed and shall survive the termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under the Agreement or otherwise.


         JMP SECURITIES LLC                      RODMAN & RENSHAW, LLC


         By: /s/ Carter Mack                     By: /s/ Thomas G. Pinou
             ----------------------------            --------------------------
         Name:  Carter Mack                          Name:  Thomas G. Pinou
         Title: Co-President and Director            Title: Chief Financial
                of Investment Banking                       Officer




Accepted and Agreed to as of
the date first written above:

VASOGEN, INC.


By: /s/ Jacqueline Le Saux
    ----------------------------
    Name:  Jacqueline Le Saux
    Title: V.P., Corporate and
           Legal Affairs

                                   ADDENDUM B



212-373-3000

212-757-3990



                                                                   May __, 2007



Rodman & Renshaw, LLC
1270 Avenue of the Americas
New York, NY 10020

JMP Securities Inc.

Ladies and Gentlemen:

We have acted as special United States counsel to Vasogen Inc., a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT (the "Company"), in connection with the Securities Purchase Agreement, dated May __, 2007, among the purchasers identified on the signature pages thereto (each a "Purchaser," and collectively, the "Purchasers"), for whom you are acting as representative, and the Company, relating to the issuance and sale to the Purchasers by the Company of the Company's common shares, no par value (the "Common Shares"), and warrants which are exercisable to purchase Common Shares (the "Warrants," and together with the Common Shares, the "Securities"). This letter is being furnished at the request of the Company in connection with Section 8(D) of the Engagement Letter, dated May __, 2007 (the "Engagement Letter"), between you and the Company. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Engagement Letter.

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-10 (File No. 333-130578) under the Securities Act of 1933, as amended (the "Act"). The Registration Statement was filed on December 21, 2005, and was amended on January 5, 2006. The Registration Statement was declared effective by the Commission on January 5, 2006 (the "Effective Date"). The Base Prospectus, dated January 5, 2006, as supplemented by the Prospectus Supplement dated [May __, 2007,] together with the documents incorporated by reference therein, are referred to, collectively, as the "U.S. Final Prospectus." The U.S. Final Prospectus has been filed pursuant to General Instruction II.L of Form F-10 and has been made in the manner and within the time period required by said General Instruction II.L.

We have been advised orally by the staff of the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued, and to our knowledge no proceedings for that purpose have been initiated or are pending or are threatened by the Commission.

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement, the U.S. Final Prospectus and the documents incorporated by reference therein are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the U.S. Final Prospectus or the documents incorporated by reference therein.

In the course of acting as special United States counsel to the Company in connection with the offering of the Securities, we have participated in the preparation of the Registration Statement and the U.S. Final Prospectus and in conferences and telephone conversations with officers and other representatives of the Company and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the U.S. Final Prospectus and related matters were discussed. Based upon such participation (and relying as to materiality with respect to factual matters to the extent we deemed reasonable on officers, employees and other representatives of the Company and its subsidiaries), we hereby advise you that our work in connection with this matter did not disclose any information that gave us reason to believe that (A) at its Effective Date, the Registration Statement (other than the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading, or (B) at the time the U.S. Final Prospectus was issued or at the Closing Date, the U.S. Final Prospectus (other than the financial statements, financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. We do not know of any contract or other document which is required to be filed as an exhibit to the Registration Statement.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Engagement Letter and may not be used, circulated to, or relied upon by any other person without our prior written consent.


                                        Very truly yours,

                           PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP